EXHIBIT 12

Weyerhaeuser Company and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Thirty-nine weeks ended
	Sept. 25, 2005	Sept. 26, 2004
Available earnings:
Earnings before interest expense, amortization of debt expense and income taxes	$1,954,164	$2,282,640
Add interest portion of rental expense	44,294	44,972
Deduct undistributed earnings of equity affiliates	(23,601)	(20,194)

Available earnings	$1,974,857	$2,307,418

Fixed charges:
Interest expense incurred:
Weyerhaeuser Company and subsidiaries excluding
Weyerhaeuser Real Estate Company and other related subsidiaries	$520,880	$585,454
Weyerhaeuser Real Estate Company and other related subsidiaries	40,018	43,834

Subtotal	560,898	629,288
Less intercompany interest	1,861	(506)

Total interest expense incurred	562,759	628,782
Amortization of debt expense	12,472	11,836
Interest portion of rental expense	44,294	44,972

Total fixed charges	$619,525	$685,590

Ratio of earnings to fixed charges	3.19	3.37

Weyerhaeuser Company with its Weyerhaeuser Real Estate Company and Other Related Subsidiaries

Accounted for on the Equity Method, but Excluding the Undistributed Earnings of Those Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Twenty-six weeks ended
	Sept. 25, 2005	Sept. 26, 2004
Available earnings:
Earnings before interest expense, amortization of debt expense, and income taxes	$1,908,306	$2,234,928
Add interest portion of rental expense	39,765	41,067
Deduct undistributed earnings of equity affiliates	(374)	3,647
Deduct undistributed earnings before income taxes of Weyerhaeuser Real Estate Company and other related subsidiaries	(484,210)	(393,115)

Available earnings	$1,463,487	$1,886,527

Fixed charges:
Interest expense incurred	$520,880	$585,454
Amortization of debt expense	12,472	11,836
Interest portion of rental expense	39,765	41,067

Total fixed charges	$573,117	$638,357

Ratio of earnings to fixed charges	2.55	2.96